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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                       Public Storage Properties IV, Ltd.
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                                (Name of Issuer)


                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)


                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  David Goldberg, 600 N. Brand Blvd., Ste. 300,
                Glendale, CA 91203-1241, 818/244-8080, ext. 529
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 16, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.     N/A                                Page ____2____ of __5__  Pages
----------------------------                     -------------------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        B. Wayne Hughes

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America



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        NUMBER OF          7      SOLE VOTING POWER
         SHARES                        N/A
      BENEFICIALLY        -----------------------------------------------------
        OWNED BY           8      SHARED VOTING POWER
          EACH                         N/A
        REPORTING          -----------------------------------------------------
         PERSON            9      SOLE DISPOSITIVE POWER
          WITH                         5,892
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                       N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,892
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------                     -------------------------------
CUSIP No.     N/A                                Page ____3____ of __5__  Pages
----------------------------                     -------------------------------

         The Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated July 1, 1995 (the "Schedule 13D") relating to the units of limited partnership interest (the "Units") of Public Storage Properties IV, Ltd., a California limited partnership, is amended by this Amendment No. 2 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

         Item 2.Identity and Background

         The Schedule 13D was filed jointly by B. Wayne Hughes (the "Reporting Person") and Public Storage, Inc. ("Old PSI"). On November 16, 1995, Public Storage Management, Inc. ("PSMI"), a subsidiary of Old PSI, was merged (the "Merger") with and into Storage Equities, Inc. ("SEI"). Prior to the Merger, Old PSI was merged with and into PSH, which was followed by the merger of PSH with and into PSMI (collectively, the "Restructuring"). At the time of the Merger, the Reporting Person owned approximately 46.6% of the outstanding Common Stock of PSMI, and members of his immediate family owned substantially all of the remaining shares outstanding. As a result of the Restructuring, Old PSI ceased to exist, and as a result of the Merger, the Units previously reported as beneficially owned by Old PSI were transferred to SEI, which then changed its name to Public Storage, Inc. ("New PSI").

         Item 5.Interest in Securities of the Issuer

         As of November 16, 1995, the effective date of the Merger, the Reporting Person beneficially owned 5,892 Units (the "Retained Units"), representing 14.7% of the class outstanding, and Old PSI beneficially owned no Units. At the time of the Merger, the Reporting Person granted to New PSI an irrevocable proxy to vote the Retained Units for a three-year period ending November 16, 1998, and therefore the Reporting Person has no power to vote the Retained Units. See Item 6 below. The Reporting Person has the sole power to dispose of the Retained Units.

         During the 60-day period ended November 16, 1995, Old PSI engaged in the following transactions in Units:

Reporting      Transaction                       Price          Type of
 Person          Date          No. of Units     per Unit      Transaction
---------      -----------     -------------    --------      -----------

   Old PSI      10/1/95             134          $250       Private purchases
   Old PSI      10/1/95              60          $250       Secondary purchases
   Old PSI      11/16/95         12,342           *         Disposition in
                                                              Merger

         *The aggregate consideration payable in the Merger to shareholders of PSMI consisted of 30,000,000 shares of New PSI Common Stock (subject to post-closing adjustment),

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CUSIP No.     N/A                                Page ____4___ of __5__  Pages
----------------------------                     -------------------------------


7,000,000 shares of Class B Common Stock (issuable post-closing) and assumption of $68.0 million of PSMI debt and consolidated property debt of $4.7 million. For a detailed description of the Merger, see the definitive proxy statement of Storage Equities, Inc. dated October 11, 1995, which is incorporated herein by reference.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In connection with the Merger, the Reporting Person granted to New PSI an option to acquire various securities and other interests owned by the Reporting Person, including the Retained Units (the "Option"). The Option expires on November 16, 1998, and is exercisable for all (but not part) of the interests subject to the Option. The exercise price of the Option is based on the value of the interests subject to the Option as of November 16, 1995 (as determined by Arthur Andersen LLP) and is payable in shares of Common Stock of New PSI valued at the higher of (i) $16 per share or (ii) a stock price necessary to cause the acquisition to be non-dilutive based on New PSI's funds from operations per share of Common Stock (calculated in accordance with the agreement evidencing the Option) for the four consecutive quarters preceding the exercise of the Option. The Reporting Person has agreed not to dispose of the Retained Units during the term of the Option.

         Item 7 Material to be Filed as Exhibits

         Exhibit 1 -  Agreement and Plan of Reorganization  dated as of June 30,
                      1995 by and among SEI, Old PSI and PSMI (incorporated by reference from Appendix A to SEI's Proxy Statement dated October 11, 1995)

         Exhibit 2 -  Amendment to Agreement and Plan of Reorganization dated as of November  13,  1995  (incorporated  by  reference  from
                      Exhibit 2 to Amendment No. 1 to Schedule 13D filed by the Reporting Person relating to the Reporting Person's beneficial ownership of securities issued by Public Storage Properties IX, Inc.)

         Exhibit 3 -  Option  Agreement dated  as  of  November 16, 1995, by and between New PSI and the Reporting Person(incorporated by reference from Exhibit 3 to Amendment No. 1 to Schedule 13D filed by the Reporting Person relating to the beneficial ownership of securities issued by Public Storage Properties IX, Inc.)

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CUSIP No.     N/A                                Page ____5____ of __5__  Pages
----------------------------                     -------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Statement on
Schedule 13D is true, complete and correct.



Dated:  November 27, 1995                         /S/ B. WAYNE HUGHES
                                                  -----------------------------
                                                  B. Wayne Hughes